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November 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Geoffrey Kruczek

Re:	BurTech Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4 Filed on November 14, 2024
File No. 333-280889
SEC Comment Letter dated November 20, 2024

Dear Ms. Sidwell and Mr. Kruczek:

On behalf of BurTech Acquisition Corp. (“BurTech”, the “Registrant”, or the “Company”) and Blaize, Inc. (the “Co-Registrant”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 5 (including certain exhibits) (“Amendment No. 5”) to the above-referenced Amendment No. 4 to Registration Statement on Form S-4 filed by the Registrant and Co-Registrant on November 14, 2024 (the “Registration Statement”). This letter and Amendment No. 5 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) regarding the Registration Statement contained in the Staff’s letter dated November 20, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 5 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant and Co-Registrant are shown below each comment. All references to page numbers in the responses herein are to the page numbers in Amendment No. 5.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

November 22, 2024

Amendment No. 4 to Registration Statement on Form S-4 filed on November 14, 2024

General

1.	Your disclosures, including in the Letter to the Shareholders and on pages 35 and 256, has been revised to indicate that the new board will not be classified. However, page B-4 of the Third Amended and Restated Certificate of Incorporation of Blaize Holdings, Inc. and page G-5 of the Stockholder's Agreement appear to indicate that your board will be classified. Please revise to reconcile your disclosures, and if you will have a classified board, revise your registration statement to indicate to which class each director belongs.

Response: The Company respectfully advises the Staff the new board will not be classified. The Company has accordingly revised the disclosure on pages 39, 144, 157, 195 and the new form of Third Amended and Restated Certificate of Incorporation of Blaize Holdings, Inc., included as Exhibit A to Annex A-4 of Amendment No. 5 in response to the comment.

2.	We note your response to our prior Comment 1 and reissue. Please revise to explain in greater, specific detail what services each of Jefferies and KeyBanc has actually rendered in its engagement as "strategic advisor." For example, but not limited to, please provide what "structuring advice" was rendered, as disclosed on page 35. Additionally, file the related agreements as exhibits or provide your analysis as to why you are not required to do so.

Response: Pursuant to a November 21, 2024 discussion with the Staff of the Securities and Exchange Commission, in response to this comment the Company respectfully advises the Staff that it has revised the disclosure on pages 38, 142-143, 177-178 and F-126 of Amendment No. 5.

3. We note that you have removed disclosure throughout the registration statement regarding the Stockholders' Agreement. As the Stockholders' Agreement appears to still be an exhibit to the Merger Agreement and will be entered into in connection with the business combination, please return the previous disclosure or advise as to why this disclosure was removed.

Response: The Company respectfully advises the Staff that the Company entered into an Amendment No. 3 to the Merger Agreement to clarify that the Stockholders' Agreement will not be entered into at the closing of the Business Combination and the Company has accordingly revised the disclosure on pages 39 and 143-144 of Amendment No. 5 in response to the comment.

Security Ownership of Certain Beneficial Owners and Management, page 277

4. We note your response to our prior comment 4 and reissue. Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table. For example, the natural persons with voting and/or dispositive powers has not been provided for Temasek Holdings (Private) Limited, and Patrick Orlando is not listed in Footnote 5 on page 281.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 303-304 and 307-308 of Amendment No. 5 in response to the comment.

Exhibits

5. The legal opinion you file must opine on each transaction you are registering and each security listed in the fee table. The legal opinion you filed opines only as to 223,232,050 shares of common stock of the Company. However, your registration statement indicates you are offering public warrants, shares underlying the public warrants, the issuance of 3,608,670 New Blaize shares upon vesting of RSUs, 29,134,886 shares of New Blaize Common Stock upon the exercise of the New Blaize Options, and the resale of 15,559,232 shares of New Blaize Common Stock. Please have counsel revise the legal opinion to opine as to all transactions and securities covered by this registration statement.

Response: The Company respectfully advises the Staff that it has filed a revised opinion in response to the comment.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

November 22, 2024

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of the Registrant and Co-Registrant’s disclosure and that the disclosure modifications in Amendment No. 5 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Shahal Khan (BurTech Acquisition Corp.) Dinakar Munagala (Blaize, Inc.)
Ryan Lynch (Latham & Watkins LLP)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.